

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2015

Via e-mail
Mr. Timothy M. Martin
Chief Financial Officer
CubeSmart
5 Old Lancaster Road
Malvern, PA 19355

> **Re: CubeSmart**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 001-32324**
>
> **CubeSmart, L.P.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 000-54462**

Dear Mr. Martin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenues, page 50

1. We note your disclosure that your same-store portfolio provided an $18.7 million increase in rental income during 2014 as compared to 2013, due to increases in net rental rates and average occupancy. In future Exchange Act reports, please expand upon your narrative description of same-store performance to explain whether the increases in net rental rates were a result of increased rates on new tenants or existing tenants, reduced promotional discounts, or otherwise.

Non-GAAP Financial Measures

FFO, as adjusted, page 55

2. We note that your presentation of FFO appears to represent "FFO attributable to common shareholders and Operating Partnership unitholders". Please advise and revise your label accordingly in future filings.

Item 11. Executive Compensation

Definitive Proxy Statement filed on April 17, 2015

Compensation Discussion and Analysis, page 23

3. We note your disclosure on pages 23through 24 regarding the 2014 peer group your Compensation Committee used "for benchmarking purposes." In future Exchange Act reports, please provide more detail about how you benchmark compensation against the compensation of your peer group. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

Annual Incentive Compensation, page 26

4. We note your disclosure on page 26 that the Annual Incentive Compensation is measured in part by your funds from operations growth, same-store net operating income growth, and the achievement of "strategic goals consisting of external growth." In future Exchange Act reports, please identify the strategic goals for external growth. Please also disclose your target levels with respect to these metrics, or provide us with your analysis for concluding that the disclosure of such targets is not required because it would result in competitive harm and that such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent you omit disclosure of targets because it will result in competitive harm, please include a discussion in future Exchange Act reports of how difficult it will be for the executive or how likely it will be for the company to achieve the undisclosed target level or other factor or criteria. Please see Instruction 4 to Item 402(b) and Regulation S-K Compliance & Disclosure Interpretation 118.04.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Attorney at 202-551-3466 with any other questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch chief